UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-53233	98-0562157
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Room 2301, 19 Des Voeux Road, Central, Hong Kong
(Address of Principal Executive Offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Forward Looking Statements

This report includes “forward-looking statements” within the meaning of the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this report include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this report. Such risk factors include, among others: uncertainties as to the timing of the acquisition of Wowjoint; the satisfaction of closing conditions to the transaction; costs related to the acquisition; potential liability from the future litigation; and the diversion of the management time on the acquisition and integration related issues. Actual results may differ materially from those contained in the forward-looking statements in this communication and in documents submitted to the U.S. Securities and Exchange Commission (the “SEC”). China Fundamental undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.

China Fundamental and Wowjoint caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in China Fundamental’s most recent filings with the SEC. All subsequent written and oral forward-looking statements concerning  China Fundamental, Wowjoint, the business combination, the related transactions or other matters and attributable to China Fundamental or Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint and China Fundamental do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Explanatory Note

In a Report on Form 6-K dated November 30, 2009 (the “Initial Form 6-K”), China Fundamental Acquisition Corporation, a company incorporated in the Cayman Islands (“China Fundamental”), announced that a definitive share purchase agreement (the “Agreement”) was entered into to acquire Beijing Wowjoint Machinery Co., Ltd. and its associated companies (collectively, “Wowjoint”)

On or about January 22, 2010, China Fundamental mailed to holders of its ordinary shares of record on January 15, 2010, a detailed proxy statement that contains a description of the proposed acquisition of Wowjoint to be voted on at China Fundamental’s extraordinary general meeting of shareholders. At that meeting, scheduled for February 12, 2010, China Fundamental’s shareholders will be asked to, among other things, vote on the proposed acquisition. The proxy statement was also filed as Exhibit 99.1 to a Report on Form 6-K dated January 13, 2010.

China Fundamental is submitting this Report on Form 6-K to provide its shareholders with additional information about the proposed acquisition and the extraordinary general meeting of the shareholders of China Fundamental.  At that meeting, China Fundamental’s shareholders will be asked to, among other things, vote on the proposed business combination with Wowjoint.  China Fundamental urges you to read this Report on Form 6-K, together with the proxy statement previously sent to you regarding the proposed acquisition, carefully and in its entirety.

Other Events

China Fundamental entered into an agreement (the “Genesis Agreement”), dated February 10, 2010, with Genesis Capital Advisors, LLC (“Genesis”) and Wowjoint, pursuant to which  Genesis has purchased approximately 349,830 ordinary shares of China Fundamental from third parties in privately negotiated transactions  prior to China Fundamental’s special meeting of shareholders, scheduled for February 12, 2010. Genesis is not an affiliate of China Fundamental, its officers and directors and/or their respective affiliates, or of Wowjoint or its officers and directors and/or their respective affiliates. Genesis effected these  purchases of China Fundamental ordinary shares with institutions that have voted against or indicated an intention to vote against the business combination with Wowjoint  Genesis has agreed to sell such shares to China Fundamental for $2.81 million.

In addition, China Fundamental has  entered into additional Stock Purchase Agreements with several its shareholders to purchase an aggregate of 197,881 ordinary shares of China Fundamental for an aggregate purchase price of $1.58 million.  Including the agreements that were previously reported, China Fundamental has now entered into agreements to purchase an aggregate of approximately 1,326,428 ordinary shares (not including the shares to be purchased pursuant to the Genesis Agreement noted above). Pursuant to the purchase agreements, such shareholders have agreed not to exercise their redemption rights or, if they have already exercised their redemption rights, to withdraw and revoke such exercise.

The purchase of shares of China Fundamental ordinary shares pursuant to these agreements will reduce the number of shares available to seek redemption of their ordinary shares for cash.  The purchase of ordinary shares pursuant to these agreements will take place concurrently with or following the closing of the acquisition of Wowjoint and will be paid for with funds that will be released from China Fundamental’s trust account upon consummation of the acquisition.

Where to Find Additional Information

China Fundamental is a foreign private issuer. As such, the proxy statement and other proxy materials with respect to the proposed acquisition was not subject to preliminary review and comment by the Securities and Exchange Commission (the “SEC”). The proxy statement with respect to the proposed acquisition contains risk factor disclosure alerting its shareholders to the fact that its proxy materials have not been reviewed by the SEC and may not have all of the material disclosures required to be included under the SEC’s rules.

Copies of the final proxy statement and other documents filed by China Fundamental are available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to China Fundamental Acquisition Corporation, c/o Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, Attn: Karen Smith, telephone number: 206- 870-8565.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA FUNDAMENTAL ACQUISITION CORPORATION

	By:	/s/ Chun Yi Hao
Name: Chun Yi Hao
Date: February 11, 2010		Title: Chief Executive Officer